W.S Industries, Inc.
7630 Winston Road
Burnaby, B.C. Canada
V5A 2H4

September 16, 2005

<u>Mail Stop 0308</u>

Mr. H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re   W.S. Industries, Inc ("Registrant")
Form SB-2
Filed December 7, 2004
File Number 333-121044

Gentlemen:

Pursuant to rule 461 under the securities act of 1933 ("The Act"), the undersigned respectfully requests the effective date of the above referenced registration statement be accelerated so that the registration statement may become effective at noon on September 19, 2005 or as soon thereafter as possible. By making this request for acceleration, the undersigned hereby acknowledges and accepts its responsibility under the Act.

Sincerely,

James F. Dempsey
President